Woori Finance Holdings’ Preliminary Financial Performance Figures
for the First Quarter of 2012

The preliminary financial performance figures for Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) for the three-month period ended on March 31, 2012, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		1Q 2012	4Q 2011	(Decrease)	1Q 2011	(Decrease)
Revenue*	Specified Quarter	7,797,918	8,312,680	(6.19)	8,216,998	(5.10)
	Cumulative Basis	7,797,918	36,107,182	—	8,216,998	(5.10)

Operating Income	Specified Quarter	953,294	495,166	92.52	802,675	18.76
	Cumulative Basis	953,294	3,160,673	—	802,675	18.76

Income before	Specified Quarter	971,979	454,960	113.64	848,522	14.55
Income Tax Expense	Cumulative Basis	971,979	3,177,373	—	848,522	14.55

Net Income**	Specified Quarter	668,628	356,370	87.62	502,616	33.03
	Cumulative Basis	668,628	2,136,828	—	502,616	33.03

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss, share of profits of jointly controlled entities and associates and other operating income.

**	Represents profit attributable to equity holders of the parent entity.

The above figures are prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”).

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

Woori Bank’s Preliminary Financial Performance Figures
for the First Quarter of 2012

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, for the three-month period ended on March 31, 2012, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		1Q 2012	4Q 2011	(Decrease)	1Q 2011	(Decrease)
Revenue*	Specified Quarter	6,361,255	6,990,094	(9.00)	6,458,284	(1.50)
	Cumulative Basis	6,361,255	28,455,440	—	6,458,284	(1.50)

Operating Income	Specified Quarter	752,384	388,795	93.52	616,926	21.96
	Cumulative Basis	752,384	2,683,084	—	616,926	21.96

Income before	Specified Quarter	759,535	363,751	108.81	622,538	22.01
Income Tax Expense	Cumulative Basis	759,535	2,659,171	—	622,538	22.01

Net Income**	Specified Quarter	592,256	336,776	75.86	471,948	25.49
	Cumulative Basis	592,256	2,068,544	—	471,948	25.49

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss, share of profits of jointly controlled entities and associates and other operating income.

**	Represents profit attributable to equity holders of the parent entity.

The above figures are prepared in accordance with the K-IFRS.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.